UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of July 2003
                                            ---------

                          CREW DEVELOPMENT CORPORATION
                              (Name of Registrant)

     Abbey House, Wellington Way, Weybridge, Surrey KT13 0TT, Great Britain
     ----------------------------------------------------------------------
                    (Address of principal executive offices)


1.   News Release:  Civil Engineering  Contracts Awarded for Nalunaq Gold Mine -
     Dated: July 2, 2003






Indicate by check mark whether the Registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F  x    Form 40-F
                                                 ---            ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                   Yes         No xxx
                                                      ---         ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)


Date: July 2, 2003:
                                  ------------------------------------
                                  Frederic Puistienne, C.F.O.

DATE: JULY 2nd, 2003

TRADING SYMBOL:
TORONTO & OSLO: CRU        FRANKFURT: KNC, OTC-BB-other: CRWVF


                                  NEWS RELEASE


           Civil engineering contracts awarded for Nalunaq Gold Mine.


VANCOUVER, Canada, DATE July 2nd, 2003, Crew Development Corporation ("Crew") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): Crew is pleased to announce that the Board of Nalunaq Gold Mine (NGM) has approved the key civil engineering contracts for the Nalunaq Gold Project. This will initiate the construction of the required infrastructure for both mining and shipping of the ore at the company's high-grade gold deposit in South Greenland.

The largest single contract, which is the delivery of a turnkey camp complex for 70 people, was awarded to a south Greenlandic contractor in cooperation with a Norwegian camp supplier. The contractor, RC Enterprise Service ApS of Qaqortoq in South Greenland ("RC"), was selected in a competitive bidding for the camp complex from 10 vendors, including 5 North American and 5 Scandinavian/Greenlandic contractors. The contact covers all mobilization, construction and earthworks, including water supply and wastewater treatment, as well as installation of 400 MW power facilities. RC has also been engaged to upgrade and extend the access roads and prepare a new stockpile pad at the shipping site.

On the marine side, Dykkerselskabet Viking A/S ("Viking") of Nuuk, Greenland, was awarded the contract to construct and prepare the anchor systems for the barge and bulk carrier and to mobilize and install the 300-foot barge to be used as support for the ship loader facility. Viking, in cooperation with a Danish supplier, was selected from 4 international quotations, to also supply and construct the conveyor system and the ship loader.

The remaining contracts to be finalized include the shipping and mining contracts, as well as the processing agreement, to be completed in August and September 2003. Nalunaq Gold Mine AS and Crew are currently working with a modification of the mine plan to increase the productivity and reduce cost, and thereby further improving the economics of the mine.

The construction work has started and the camp and harbour facilities are expected to be fully operational in September 2003. Mining operations are scheduled to commence immediately thereafter, subject to a final technical approval by the authorities.

                                 Jan A. Vestrum
                                 President & CEO


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This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew's future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

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For more information please contact our UK Head Office, TEL: +44 193-226-8755 or the Oslo Office at +47 22 12 16 50, email IR@crew.no. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website: www.crewdev.com